Exhibit 99.1

Annexure A

Sr. No.	Particulars	Details
1.	Details and reasons for restructuring

Details:

The Scheme provides for capital reorganization of the Company, inter alia, providing for transfer of amounts standing to the credit of the General Reserves to the Retained Earnings of the Company.

Reasons for restructuring/ Rationale of the Scheme:

1.  Over the years, the Company has built up significant reserves through transfer of profits to the reserves in accordance with provisions of the erstwhile Companies Act, 1956 and erstwhile rules notified thereunder, namely, the Companies (Transfer of Profits to Reserves) Rules, 1975.

2.  Steady growth in sales volume, balanced capital expenditure for continuing operations has helped the Company achieve a strong track record of generating cash flows. With healthy business practices in place, the Company expects that it will continue its growth trajectory and its business operations will keep generating incremental cash flow over the coming years.

3.  The Company is of the view that the funds represented by the General Reserves are in excess of the Company’s anticipated operational and business needs in the foreseeable future, thus, these excess funds can be utilized to create further shareholders’ value, in such manner and to such extent, as the Board of the Company in its sole discretion, may decide, from time to time and in accordance with the provisions of the Act and other Applicable Law.

4.  The Scheme is in the interest of all stakeholders of the Company.

2.	Quantitative and/ or qualitative effect of restructuring

In terms of the Scheme, amount of INR 12,587 Crore standing to the credit of the General Reserves, as on the Appointed Date, shall be reclassified and transferred to the Retained Earnings of the Company.

There is no outflow of cash from the Company on account of the Scheme.

The Scheme will not have any adverse impact on the interests of the shareholders, creditors or stakeholders of the Company.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

3.	Details of benefit, if any, to the promoter/promoter group/group companies from such proposed restructuring

The Scheme envisages capital reorganization of the Company, inter alia, providing for transfer of amounts standing to the credit of the General Reserves to the Retained Earnings of the Company. Pursuant to the Scheme, no consideration is proposed to be issued to the shareholders (promoter or public) and hence, there will be no alteration in the rights or interest of any shareholder (promoter or public).

Thus, no specific benefit is derived by the promoter / promoter group of the Company pursuant to the Scheme.

4.	Brief details of change in shareholding pattern (if any) of all entities	Pursuant to the Scheme, there shall be no change in the shareholding pattern of the Company.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394